CHR HANSEN

Chr. Hansen, Inc.
9015 West Maple Street
Milwaukee, WI 53214-4298
Telephone: 414-607-5700
Fax: 414-607-5959

July 9, 2004

SENT BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3-2
Securities and Exchange Commission
Judiciary Plaza - 450 Fifth Street, NW
Washington, D.C. 20549

Re: Communication File Number is 82-34732

Dear Sir or Madam:

Chr. Hansen Holding A/S (the "Corporation"), an aktieselskab organized under the laws of Denmark with securities listed for exchange on the Copenhagen Stock Exchange. Chr. Hansen, Inc. is a wholly-owned, U.S. based subsidiary of the Corporation. By means of this letter, we are furnishing the following information pursuant to Commission Rule 12g3-2(b)(1)(iii) on behalf of the Corporation:

- 6/22/2004 Release date of nine month report (Q3) 2003/04 for the Chr. Hansen Group and meeting of analysts
- 7/5/2004 Nine month report (Q3) 2003/04 for the Chr. Hansen Group

This will confirm, as contemplated by Commission Rule 12g3-2(b)(5), that the furnishing of this information shall not constitute an admission by the Corporation that it is subject to the registration requirements of Section 12 of the Securities Exchange Act of 1934, as amended.

The Corporation's Communication file number is 82-34732.

If you have any questions or comments in connection with the enclosed materials, please contact the undersigned at the number and address indicated above. To confirm your receipt of the enclosed materials, please file stamp the enclosed copy of this letter and return it in the self-addressed, postage-paid envelope enclosed herewith.

Very truly yours,

Barbara Stamm

Barbara Stamm
Legal and Regulatory Compliance Representative
Direct Dial: 414-607-5778

dlw 7/13

RECEIVED
2004 JUL 13 A 9:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Release date of nine month report (Q3) 2003/04 for the Chr. Hansen Group and meeting of analysts

22-06-2004

The Chr. Hansen Group will release its nine month report (Q3) 2003/04 on Monday, July 5, 2004.

The company therefore invites analysts to a meeting with the Management on the same day at 3.00 p.m. at the company headquarters 10 - 12 Bøge Allé in Hørsholm. The meeting will be held in English and webcast live on our website, www.chr-hansen.com.

Please contact IR Coordinator Helle Sandal, phone +45 45 74 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com before July 1, if you wish to participate.

Hørsholm, June 22, 2004

CHR. HANSEN HOLDING A/S

Erik Sørensen

President & CEO

For further information please contact José A. Moreno, Director Investor Relations and M&A, phone +45 45 74 74 74.

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Nine month report (Q3) 2003/04 for the Chr. Hansen Group

05-07-2004

Bracketed figures refer to comparative figures from last year

Chr. Hansen – Food Ingredients

- Revenue increased by 7% in local currencies. Overall, exchange rates fell by 5%, and in DKK-terms revenue amounted to DKK 2,504 million (2,472m)
- The EBITA margin was 11.7% (13.0%). EBITA amounted to DKK 294 million (321m)
- For the 2003/04 financial year, revenue is now forecast at DKK 3,350-3,400 million against the previous forecast of DKK 3,300 million, lifted by an organic growth rate slightly above the previous forecast of 5%. The EBITA forecast of approximately DKK 410 million is retained

ALK-Abelló – Allergy Vaccines

- Revenue increased by 5% in local currencies. Overall, exchange rates fell by 2%, and in DKK-terms revenue amounted to DKK 809 million (782m)
- EBITA for the core business was DKK 129 million (119m)
- Pipeline costs amounted to DKK 139 million (159m)
- As planned, an application for registration of the tablet-based vaccine against grass pollen allergy was filed with the Swedish authorities at the end of June
- Sales of the new sublingual product line (SLITone) in Central and Southern Europe are performing satisfactorily
- For the 2003/04 financial year, organic growth in the core business is now forecast at 4% against the previous forecast of 3%. EBITA is now forecast at a loss of DKK 85 million against the previous forecast of a loss of DKK 100 million. The improvement is due partly to higher organic growth rates, partly to lower pipeline costs than previously expected

Chr.Hansen Group

- Revenue increased by 6% in local currencies and amounted to DKK 3,313 million (3,254m)
- Profit from ordinary activities before tax was DKK 150 million (134m)
- Net profit for the period attributable to Chr. Hansen Holding A/S was DKK 47 million (loss: 3m)
- For the 2003/04 financial year, profit from ordinary activities before tax is now forecast at DKK 130-150 million against the previous forecast of DKK 115-145 million

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Hørsholm, July 5, 2004

CHR. HANSEN HOLDING A/S

Erik Sørensen

President & CEO

Nine month report (Q3) 2003/04

NINE MONTH REPORT (Q3) 2003/04 FOR THE CHR. HANSEN GROUP

For the period September 1, 2003 - May 31, 2004 - unaudited

Bracketed figures refer to comparative figures from last year

Chr. Hansen – Food Ingredients

- Revenue increased by 7% in local currencies. Overall, exchange rates fell by 5%, and in DKK-terms revenue amounted to DKK 2,504 million (2,472m)
- The EBITA margin was 11.7% (13.0%). EBITA amounted to DKK 294 million (321m)
- For the 2003/04 financial year, revenue is now forecast at DKK 3,350-3,400 million against the previous forecast of DKK 3,300 million, lifted by an organic growth rate slightly above the previous forecast of 5%. The EBITA forecast of approximately DKK 410 million is retained

ALK-Abelló – Allergy Vaccines

- Revenue increased by 5% in local currencies. Overall, exchange rates fell by 2%, and in DKK-terms revenue amounted to DKK 809 million (782m)
- EBITA for the core business was DKK 129 million (119m)
- Pipeline costs amounted to DKK 139 million (159m)
- As planned, an application for registration of the tablet-based vaccine against grass pollen allergy was filed with the Swedish authorities at the end of June
- Sales of the new sublingual product line (SLITone) in Central and Southern Europe are performing satisfactorily
- For the 2003/04 financial year, organic growth in the core business is now forecast at 4% against the previous forecast of 3%. EBITA is now forecast at a loss of DKK 85 million against the previous forecast of a loss of DKK 100 million. The improvement is due partly to higher organic growth rates, partly to lower pipeline costs than previously expected

Chr. Hansen Group

- Revenue increased by 6% in local currencies and amounted to DKK 3,313 million (3,254m)
- Profit from ordinary activities before tax was DKK 150 million (134m)
- Net profit for the period attributable to Chr. Hansen Holding A/S was DKK 47 million (loss: 3m)
- For the 2003/04 financial year, profit from ordinary activities before tax is now forecast at DKK 130-150 million against the previous forecast of DKK 115-145 million

Chr. Hansen – Ingredients Sector

Income statement, September 1 – May 31

Q3 02/03	%	**Q3 03/04**	%	DKKm	**YTD 03/04**	%	YTD 02/03	%
848	*100*	**878**	*100*	**Revenue**	**2,504**	*100*	2,472	*100*
(503)	*59*	**(523)**	*60*	Cost of sales	**(1,505)**	*60*	(1,482)	*60*
345	*41*	**355**	*40*	**Gross profit**	**999**	*40*	990	*40*
(57)	*7*	**(62)**	*7*	Research and development costs	**(179)**	*7*	(171)	*7*
(169)	*20*	**(178)**	*20*	Sales, marketing and administrative expenses	**(526)**	*21*	(498)	*20*
119	*14*	**115**	*13*	**Operating profit before amortization of goodwill (EBITA)**	**294**	*12*	321	*13*
(17)	*2*	**(15)**	*2*	Amortization of goodwill	**(46)**	*2*	(49)	*2*
102	*12*	**100**	*11*	**Operating profit (EBIT)**	**248**	*10*	272	*11*

60	*7*	**57**	*6*	Depreciation and goodwill amortization charged to the income statement	**174**	*7*	179	*7*
162	*19*	**157**	*18*	**Operating profit before depreciation and amortization (EBITDA)**	**422**	*17*	451	*18*

Revenue

DKKm	**YTD 03/04**	YTD 02/03
North America	**880**	945
Europe, South America & Asia	**1,624**	1,527
Ingredients	**2,504**	2,472

Revenue. Driven by an organic sales growth rate of 7%, Chr. Hansen continues to win market shares. Following an organic growth rate of 11% in Q2, the increase in Q3 was 7%, broadly founded in all regions. Year-to-date, organic sales growth was approximately 7% in each of the regions.

Stronger marketing efforts, new sales offices in a number of countries and the launch of new products are the reasons for this increased growth.

Exchange rates, especially of the USD and USD-related currencies, continued the negative trend, falling by a total of 5%. As a result, revenue amounted to DKK 2,504 million (2,472m).

Europe

Revenue in Europe increased by 6% to DKK 1,245 million (1,163m). Organic growth was 6% (5% in Q3 2003/04).

Performance in the region continued to be characterized by satisfactory growth rates in Russia, France, Spain and Italy. Sales in the UK, Ireland and Poland showed a slight increase, while lower

Geographical distribution - organic growth per quarter


%
Q2 00/01
Q3 00/01
Q4 00/01
Q1 01/02
Q2 01/02
Q3 01/02
Q4 01/02
Q1 02/03
Q2 02/03
Q3 02/03
Q4 02/03
Q1 03/04
Q2 03/04
Q3 03/04
15
10
5
0
-5
-10
Europe, South America & Asia
North America
Global

than expected sales in Germany and the Netherlands related to a few, specific areas.

Sales of cultures continued the positive trend in Europe. New probiotic cultures have been developed for a large number of dairies, and sales of cultures for the cheese and meat industries are increasing. The demand for natural colours for the beverage, confectionery and marmalade industries is also on the increase based on increasing consumer demand for this type of solution. Sales of flavour solutions for selected segments of the meat industry are also performing well.

In order to strengthen marketing efforts near the customers, a sales office and an application center have been established in the Ukraine during the reporting period. This traditionally large food market represents attractive opportunities for Chr. Hansen's products.

North America
Revenue in North America showed a growth rate of 7% (2% in Q3 2003/04). However, owing to a total fall in the USD exchange rate of 13% compared to last year, revenue fell in DKK-terms from DKK 945 million to DKK 880 million. The USA and Mexico provided the sales growth, while sales in Canada were stable.

Sales of both cultures and enzymes for the dairy industry continued the positive trend, resulting in growing market shares. Sales of colours increased slightly despite a sharp increase in competition from both synthetic and natural colours. Within flavour solutions, cooperation with a number of large meat producers led to positive sales performance for this type of product.

Sales of excipients for the pharmaceutical industry as well as probiotic products for the health food industry continue to show strong sales growth.

The new plant for production of excipients for the pharmaceutical industry in Stoughton, Wisconsin, started production during the period. The start-up of the plant turned out to be more cost and time consuming than had been anticipated. The plant has now been validated by a number of large customers. We expect continued growth within this area.

Changes in the product mix and the above-mentioned additional costs led to lower gross profit in North America than last year.

South America
Q3 sales in South America were very satisfactory, with 29% organic growth, resulting in YTD organic growth of 7%. In DKK-terms, however, the negative impact from exchange rates resulted in a fall to DKK 151 million (164m).

The sales growth took place especially in Argentina and Central America, while sales in Brazil remained unsatisfactory due to the economic situation in that country.

Sales of enzymes and cultures for the dairy industry continued to be satisfactory. In the meat sector, there was growing interest in our flavour solutions and functional blends, which led to cooperation with a number of key customers in the region. The launch of a new product line, SENSES, which combines Chr. Hansen's colours and flavours in a number of food products, also contributed to increasing sales.

With a view to strengthening our sales efforts and market presence in the region, a sales office has been opened in Colombia to serve customers in Colombia, Ecuador and Venezuela.

Asia/Pacific/Middle East
Organic growth in the region was 12% (24% in Q3 2003/04), and as exchange rates increased revenue by 2%, revenue rose to DKK 228 million (200m).

Sales growth in this region was significant in Q3, driven by sales improvements for all products. In the dairy sector, sales growth was particularly satisfactory with double digit growth rates. There is a strong demand for both culture and enzyme solutions in the entire region, and the close cooperation we are now able to offer our customers following the establishment of application centers in Malaysia, China and India plays a significant role in this performance.

Sales of natural colour solutions are also performing satisfactorily in the region, which has a traditional preference for natural colours.

With a view to strengthening our market position, a sales office has been opened in Dubai to serve a number of Arabic countries.

The gross margin remained unchanged at 40%. In Q3 there was a slight drop in the gross margin by 30 basis points (b.p.).

Capacity costs increased by 5% to DKK 705 million (669m), among other things as a result of the increased sales and marketing efforts in Eastern Europe, the Middle East, Asia and Central and South America. R&D costs remained at 7% of revenue.

Operating profit before amortization of goodwill (EBITA) was DKK 294 million (321m). The EBITA margin fell 130 b.p. from 13.0% to 11.7%.

The fall was composed as follows:

- Exchange rates 70 b.p.
- Increased sales and marketing activities 60 b.p.

EBITA

DKKm	**YTD 03/04**	YTD 02/03
North America	**50**	73
EBITA % of sales	*5.7%*	*7.7%*
Europe, South America & Asia	**244**	248
EBITA % of sales	*15.0%*	*16.2%*
Ingredients	**294**	321
EBITA % of sales	*11.7%*	*13.0%*

The DKK 23 million drop in EBITA in North America was caused partly by the weaker USD exchange rate (DKK 10 million), partly by the product mix and the above-mentioned additional costs relating to the Stoughton plant in the USA.

The significant difference in EBITA margin between North America and the rest of the world is primarily a result of price structure and product mix differences.

Amortization of goodwill was down DKK 3 million to DKK 46 million as a result of lower exchange rates.

Operating profit (EBIT) was DKK 248 million (272m).

Balance sheet
Invested capital was reduced by DKK 20 million from DKK 3,197 million at the end of 2002/03 to DKK 3,177 million at the end of Q3 2003/04.

The free sector cash flow before financial items was an inflow of DKK 177 million (188m) and was approximately at last year's level.

Sector cash flow before financial items

DKKm	**YTD 03/04**	YTD 02/03
Operating profit	**248**	272
Depreciation, amortization and impairment	**174**	179
Change in working capital, adjustments etc.	**(71)**	(97)
Sector cash flow from operating activities	**351**	354
Gross investments*)	**(174)**	(166)
Free cash flow before financial items	**177**	188

*) A share of Chr. Hansen Holding's investments in the sector is included in gross investments

Outlook for 2003/04

Revenue is now forecast at DKK 3,350-3,400 million against the previous forecast of DKK 3,300 million, due to slightly stronger growth than the previously expected 5%.

The EBITA forecast is retained at approximately DKK 410 million.

The results are sensitive to exchange rate fluctuations, and a 1% change in the average exchange rate would, everything else being equal, change EBITA by approximately 2%.

ALK-Abelló – Allergy Sector

Income statement, September 1 - May 31

Q3 02/03	%	**Q3 03/04**	%	DKKm	**YTD 03/04**	%	YTD 02/03	%
215	*100*	**246**	*100*	**Revenue**	**809**	*100*	782	*100*
(100)	*47*	**(108)**	*44*	Cost of sales	**(303)**	*37*	(310)	*40*
115	*53*	**138**	*56*	**Gross profit**	**506**	*63*	472	*60*
(65)	*30*	**(52)**	*21*	Research and development costs	**(169)**	*21*	(194)	*25*
(101)	*47*	**(120)**	*49*	Sales, marketing and administrative expenses	**(347)**	*43*	(318)	*40*
(51)	*(24)*	**(34)**	*(14)*	**Operating profit before amortization of goodwill (EBITA)**	**(10)**	*(1)*	(40)	*(5)*
(1)	-	**(1)**	-	Amortization of goodwill	**(2)**	-	(2)	-
(52)	*(24)*	**(35)**	*(14)*	**Operating profit (EBIT)**	**(12)**	*(1)*	(42)	*(5)*
12	*6*	**12**	*5*	Depreciation and goodwill amortization charged to the income statement	**36**	*4*	34	*4*
(40)	*(18)*	**(23)**	*(9)*	**Operating profit before depreciation and amortization (EBITDA)**	**24**	*3*	(8)	*(1)*

Tablet against grass pollen allergy
Based on the positive clinical results presented at the Symposium on Specific Allergy 2004 in London on April 22-24, ALK-Abelló has, as planned, filed an application with the Swedish authorities for the registration of the tablet against grass pollen allergy.

Supplementary clinical studies have been initiated to support the application and subsequent launch of the tablet.

As planned, a clinical study of the tablet's effect on people with allergy who also suffer from asthma is being carried out in connection with the 2004 grass pollen season.

New SLIT concept in Southern Europe
The launch of ALK-Abelló's new sublingual product line (SLITone) was well received in Central and Southern Europe.

SLITone clearly stands out from the competitors' products and ALK-Abelló's previous SLIT products in that it uses convenient single-dose packaging instead of drop bottles, and by offering an improved and more user friendly up-dosing program.

Pricing situation in Germany
The mandatory discount in Germany is expected to reduce EBITA by a total of approximately DKK 25 million in the 2003/04 financial year compared to 2002/03. Effective January 1, 2004, the mandatory discount was increased from 6% to 16% of the selling price.

New Scandinavian sales organization
ALK-Abelló has decided to strengthen and integrate the sales activities in Scandinavia by setting up a new, joint sales organization, ALK-Abelló Nordic, which will be in charge of the Danish, Finnish, Icelandic, Norwegian and Swedish markets. The purpose of the change is to enhance the utilization of the sales and marketing resources.

Vaccine against house dust mite allergy in China
In March 2004, the Chinese health authorities approved an application for the registration of ALK-Abelló's subcutaneous vaccine against house dust mite allergy, Alutard® SQ *house dust mite.* Initially, treatment will be offered at hospital allergy clinics in selected, major cities in China.

Tablet against house dust mite allergy
The further development of a tablet-based vaccine against house dust mite allergy is progressing as planned. ALK-Abelló expects to initiate tolerance studies in the 2004/05 financial year.

Business strategy
ALK-Abelló aims to handle the registration, launch and marketing of the tablet products in Europe through its own organization. For clinical development and launch outside Europe, ALK-Abelló is

looking into the possibilities of identifying a suitable business partner.

ALK-Abelló expects sales growth in existing products during the coming years, leading to a break-even at EBITA level in the 2005/06 financial year, assuming that the German authorities comply with their previously announced intention of revoking the temporary price reduction.

Independent listing
Chr. Hansen Holding A/S believes that an appropriate timing for a potential independent listing of ALK-Abelló could be in connection with regulatory approval and registration of the tablet-based vaccine against grass pollen allergy or in connection with ALK-Abelló entering into a partnership.

Revenue amounted to DKK 809 million (782m), corresponding to 5% organic growth. Exchange rates reduced revenue by 2%.

The increase in the mandatory discount in Germany from 6% to 16% reduced total revenue by 2%, or DKK 19 million.

As a result of the imposed price reductions in particular, revenue in Germany fell by 2%.

Revenue in the Northern European region increased by 15% as a result of an increase in sales of both initial and maintenance treatments.

In the Southern European region, revenue increased by 3% through organic growth as a result of an increase in sales of initial treatments.

Organic growth in the USA was 4% for the period. As a result of the negative trend of the USD exchange rate, revenue in the USA fell by DKK 11 million.

Organic growth in Q3 was 15%, and revenue amounted to DKK 246 million (215m), bringing the organic growth rate for the nine months to May 31, 2004 to 5%.

Gross profit for the period was DKK 506 million, which is DKK 34 million higher than last year. The gross margin increased to 63% (60%).

Capacity costs amounted to DKK 516 million, which is at the 2002/03 level (before offset of DKK 15 million of income from Schering-Plough, recognized in the income statement in Q2 2002/03).

Operating profit before amortization of goodwill (EBITA) was a loss of DKK 10 million (loss: 40m).

EBITA for the core business was DKK 129 million (119m).

EBITA

DKKm	YTD 03/04	YTD 02/03
Core business	**129**	119
EBITA % of sales	*15.9%*	*15.2%*
Pipeline	**(139)**	(159)
Allergy	**(10)**	(40)

Pipeline costs fell to DKK 139 million (159m). Income of DKK 15 million from Schering-Plough was offset against pipeline costs for 2002/03; adjusted for this income, pipeline costs were DKK 35 million lower than last year.

The pipeline costs primarily include R&D costs and certain other pipeline-related capacity costs.

Amortization of goodwill amounted to DKK 2 million.

Operating profit (EBIT) was a loss of DKK 12 million (loss: 42m).

The free sector cash flow before financial items fell by DKK 28 million relative to last year to an outflow of DKK 10 million (inflow: 18m).

Gross investments totalled DKK 46 million (42m).

Sector cash flow before financial items

DKKm	YTD 03/04	YTD 02/03
Operating profit	**(12)**	(42)
Depreciation, amortization and impairment	**36**	34
Change in working capital, adjustments etc.	**12**	68
Sector cash flow from operating activities	**36**	60
Gross investments*)	**(46)**	(42)
Free cash flow before financial items	**(10)**	18

*) A share of Chr. Hansen Holding's investments in the sector is included in gross investments

Outlook for 2003/04

For the 2003/04 financial year, organic growth in **core business** revenue is now forecast at approximately 4% against the previous forecast of 3%.

EBITA for the core business is still expected to be slightly below the 2002/03 level as a result of the price discount in Germany, which is, however, partially offset by the increased sales forecast, among other things as a result of the successful launch of SLITone.

The **pipeline costs** are still expected to be below the 2002/03 level as a result of major clinical studies having been completed.

As a result, the forecast of EBITA for ALK-Abelló is now a loss of approximately DKK 85 million against the previous forecast of a loss of approximately DKK 100 million.

Chr. Hansen Group

Accounting policies
The accounting policies are unchanged from the annual report for 2002/03.

Income statement
The operating profit has been reviewed above for each segment.

Operating profit (EBIT)

DKKm	
Chr. Hansen	248
ALK-Abelló	(12)
Holding/eliminations	6
Chr. Hansen Group	242

Net financial expenses totalled DKK 92 million (97m).

Profit from ordinary activities before tax amounted to DKK 150 million (134m).

Tax calculated on the profit from ordinary activities for the period was DKK 77 million, equivalent to 51% of profit from ordinary activities before tax (52%). The reason for the tax rate remaining relatively high is that a significant part of goodwill amortization is not tax deductible, and that a relatively large proportion of the Group's earnings derive from countries with a high tax rate.

The Chr. Hansen Group's net profit including minority interests was DKK 73 million (24m), and net profit attributable to Chr. Hansen Holding A/S was DKK 47 million (loss: 3m).

Earnings per share (EPS) amounted to DKK 4.6 (3.7).

Balance sheet
The invested capital fell by DKK 62 million from DKK 4,170 million at the end of 2002/03 to DKK 4,108 million at the end of Q3 2003/04.

Equity stood at DKK 1,870 million, equivalent to 37% of total assets.

Net interest-bearing debt was reduced by DKK 41 million from DKK 2,297 million at the end of 2002/03 to DKK 2,256 million at the end of Q3 2003/04.

Movements in equity are shown in the table below:

DKKm	
Net profit for the period	47
Dividend	-
Exchange rate adjustments	(87)
Hedges of future transactions	(1)
Total decrease in equity	(41)

Cash flow DKKm	**YTD 03/04**	YTD 02/03
Operating profit	**242**	231
Depreciation, amortization and impairment	**221**	234
Change in working capital, adjustments, etc.	**(47)**	(44)
Interests and tax paid	**(194)**	(204)
Cash flow from operating activities	**222**	217
Investments	**(198)**	(184)
Free cash flow	**24**	33

Investments DKKm	**YTD 03/04**	YTD 02/03
Gross investments in:		
Chr. Hansen	**174**	166
ALK-Abelló	**46**	42
Gross investments, total	**220**	208
Disposals, etc.	**(22)**	(24)
Investments	**198**	184

Serbia litigation

In addition to the pending declaratory and enforcement proceedings in France in the Jankovic vs. Chr. Hansen Holding A/S case, a parallel action began in Germany on June 14, 2004.

A provision of DKK 40 million after tax was made in the past financial year (the year ended August 31, 2003), equivalent to the other party's claim.

The Chr. Hansen Group's outlook for 2003/04

Assumptions. Interest and exchange rates prevailing at the current levels.

Revenue is forecast at approximately DKK 4,400 million, equivalent to an organic growth rate of 5-6%.

Profit from ordinary activities before tax. The EBITA forecasts have been commented on under each sector. EBIT for the Group (operating profit before interest and tax) is forecast at DKK 250-270 million.

The forecast of Group profit from ordinary activities before tax is now DKK 130-150 million against the previous forecast of DKK 115-145 million.

Financial calendar

November 16, 2004	2003/04 financial results
December 13, 2004	Annual General Meeting

An analyst meeting will be held today at 3 p.m. at the corporate headquarters in Hørsholm, Denmark.

The meeting will be webcast in English at www.chr-hansen.com.

Forward-looking statements

This report contains forward-looking statements, including forecasts of future revenue and operating profit. Such statements are subject to risks and uncertainties as various factors, many of which are beyond the Chr. Hansen Group's control, may cause actual developments and results to differ materially from the expectations contained in this report. Factors that might affect such expectations include, among others, overall economic and business conditions, fluctuations in currencies, demand and competitive factors.

This report has been translated from Danish into English. However, the Danish text shall be the governing text for all purposes, and in case of any discrepancy the Danish wording shall be applicable.

Hørsholm, July 5, 2004
CHR. HANSEN HOLDING A/S

Jørgen Worning
Chairman

Erik Sørensen
President and CEO

Announcements to the Copenhagen Stock Exchange since September 1, 2003

No. 1 Awarding of warrants to the Corporate Management *(9/1/03)*

No. 2 Financial calendar for the 2003/04 financial year for the Chr. Hansen Group and Chr. Hansen Holding A/S *(9/30/03)*

No. 3 The Chr. Hansen Group increases profit forecast for 2002/03 financial year *(10/29/03)*

No. 4 Release date of announcement of 2002/03 financial results for the Chr. Hansen Group and meeting of analysts *(11/7/03)*

No. 5 Announcement of 2002/03 financial results for the Chr. Hansen Group and Chr. Hansen Holding A/S *(11/18/03)*

No. 6 Mr. Sven Dyrløv Madsen, chairman of the board of directors of Chr. Hansen Holding A/S, has passed away *(11/27/03)*

No. 7 Notice of Annual General Meeting *(11/28/03)*

No. 8 ALK-Abelló establishes clinical proof of concept for tablet against grass pollen allergy and reacquires full rights to grass allergy tablet from Schering-Plough *(12/16/03)*

No. 9 Report on the Annual General Meeting of Chr. Hansen Holding A/S held on December 17, 2003 *(12/17/03)*

No. 10 Release date of three month report (Q1) 2003/04 for the Chr. Hansen Group and meeting of analysts *(1/26/04)*

No. 11 Three month report (Q1) 2003/04 for the Chr. Hansen Group *(1/28/04)*

No. 12 ALK-Abelló recommends reduced dose of subcutaneous vaccine against grass pollen allergy *(3/24/04)*

No. 13 Release date of six month report (Q2) 2003/04 for the Chr. Hansen Group and meeting of analysts *(4/20/04)*

No. 14 ALK-Abelló presents significantly positive results of clinical study of tablet against grass pollen allergy *(4/25/2004)*

No. 15 Six month report (Q1) 2003/04 for the Chr. Hansen Group *(4/29/04)*

No. 16 Release date of nine month report (Q3) 2003/04 for the Chr. Hansen Group and meeting of analysts *(22/6/04)*

DKKm	Fully diluted key figures 2003/04	YTD 2003/04	YTD 2002/03	Aug 31, 2003
Income statement				
Revenue		**3,313**	3,254	
Operating profit before amortization of goodwill (EBITA)		**290**	282	
Operating profit (EBIT)		**242**	231	
Net financial items		**(92)**	(97)	
Profit from ordinary activities before tax		**150**	134	
Net profit/(loss) for the period		**47**	(3)	
Operating profit before depreciation and amortization (EBITDA)		**464**	456	
Average number of employees		**3,629**	3,541	
Balance sheet				
Total assets		**5,118**	5,206	5,236
Invested capital		**4,108**	4,000	4,170
Net interest-bearing debt		**2,256**	2,200	2,297
Equity	**1,906**	**1,870**	1,842	1,911
Cash flow and investments				
Depreciation and amortization		**222**	225	
of which amortization of goodwill		***48***	*51*	
Cash flow from operating activities		**222**	217	
Cash flow from investing activities		**(198)**	(184)	
Free cash flow		**24**	33	
Information on shares				
Dividend pay-out ratio		**20**	20	20
Share capital		**101**	101	101
Shares in thousands of DKK 10 each	**10,258**	**10,128**	10,128	10,128
Key figures				
Operating margin before amortization of goodwill (EBITA)		**8.8**	8.7	7.8
Operating margin (EBIT)		**7.3**	7.1	6.2
Equity ratio	**37.2**	**36.5**	35.4	36.5
Earnings per share before amortization of goodwill (EPSAA) - DKK	**9.3**	**9.4**	8.7	11.5
Earnings per share (EPS) - DKK	**4.6**	**4.6**	3.7	4.9
Cash flow per share (CFPS) - DKK	**19.3**	**19.5**	18.8	23.8
Share price/Net asset value	**185.8**	**184.6**	181.9	188.7
Growth				
Revenue		**3,313**	3,254	
Growth in %		**2**	*(9)*	
The growth is composed as follows:				
Organic growth		**6**	1	
Exchange differences		**(5)**	(10)	
Acquisitions		**-**	-	

Definitions: see page 19

Chr. Hansen Group

Q3 2002/03	Q3 2003/04	Note	DKKm	YTD 2003/04	YTD 2002/03
1,063	**1,124**	1	**Revenue**	**3,313**	3,254
604	**625**		Cost of sales	**1,796**	1,786
459	**499**		**Gross profit**	**1,517**	1,468
104	**110**		Research and development costs	**333**	350
177	**200**		Sales and marketing expenses	**569**	537
104	**102**		Administrative expenses	**319**	313
1	**0**		Other operating income	**3**	35
2	**0**		Other operating expenses	**9**	21
73	**87**		**Operating profit before amortization of goodwill**	**290**	282
17	**16**		Amortization of goodwill	**48**	51
56	**71**		**Operating profit**	**242**	231
2	**1**		Interest income and other financial income	**7**	6
31	**29**		Interest expenses and other financial expenses	**99**	103
27	**43**		**Profit from ordinary activities before tax**	**150**	134
24	**16**		Tax on profit from ordinary activities	**77**	70
3	**27**		**Profit from ordinary activities after tax**	**73**	64
-	**-**	2	Extraordinary costs after tax	**-**	40
3	**27**		**Profit for the period including minority interests**	**73**	24
5	**5**		Minority shareholders' share of the profit of subsidiaries	**26**	27
(2)	**22**		**Net profit for the period**	**47**	(3)
			Earnings per share (EPS) - DKK	**4.6**	3.7

	Chr. Hansen Group		
DKKm	**May 31, 2004**	Aug 31, 2003	May 31, 2003
Fixed assets			
Intangible assets			
Goodwill	**909**	1,000	986
Other intangible assets	**192**	216	217
	1,101	1,216	1,203
Property, plant and equipment			
Land and buildings	**1,117**	1,126	1,073
Plant and machinery	**594**	589	554
Other fixtures and equipment	**146**	148	135
Property, plant and equipment in progress	**156**	156	171
	2,013	2,019	1,933
Long-term financial assets			
Investments in subsidiaries			
Receivables from subsidiaries			
Investments in associates	**-**	-	-
Securities and receivables	**10**	10	98
Deferred tax assets	**70**	85	14
	80	95	112
Total fixed assets	**3,194**	3,330	3,248
Current assets			
Inventories			
Raw materials and consumables	**217**	229	234
Work in progress	**237**	215	233
Manufactured goods and goods for resale	**481**	494	456
	935	938	923
Receivables			
Trade receivables	**698**	672	685
Income tax receivables	**84**	17	33
Other receivables	**63**	80	80
Prepayments	**28**	24	34
	873	793	832
Cash and cash equivalents	**116**	175	203
Total currents assets	**1,924**	1,906	1,958
Total assets	**5,118**	5,236	5,206

Chr. Hansen Group

DKKm	Note	**May 31, 2004**	Aug 31, 2003	May 31, 2003
Equity				
Share capital	3	**101**	101	101
Hedges of future transactions		**(1)**	(1)	(1)
Other reserves		**1,750**	1,791	1,742
Proposed dividend		**20**	20	-
Total Equity	4	**1,870**	1,911	1,842
Minority interests		**30**	40	35
Provisions				
Pensions and similar liabilities		**71**	74	69
Deferred tax		**51**	47	56
Other provisions		**62**	63	16
Total provisions		**184**	184	141
Debt				
Long-term debt				
Mortgage debt		**348**	364	371
Bank loans and financial loans		**1,740**	1,218	765
Other payables		**-**	1	-
		2,088	1,583	1,136
Short-term debt				
Mortgage debt and other long-term debt		**44**	44	61
Bank loans and financial loans		**250**	856	1,219
Trade payables		**224**	264	243
Income taxes		**63**	28	80
Other payables		**310**	278	393
Deferred income		**55**	48	56
		946	1,518	2,052
Total debt		**3,034**	3,101	3,188
Total equity and liabilities		**5,118**	5,236	5,206

DKKm	Note	Chr. Hansen Group YTD 2003/04	YTD 2002/03
Operating profit		**242**	231
Adjustments	A	**221**	234
Change in working capital	B	**(47)**	(44)
Interest income and other financial income received		**7**	4
Interest expenses and other financial expenses paid		**(111)**	(99)
Income taxes paid		**(90)**	(109)
Cash flow from operating activities		**222**	217
Acquisitions of companies and operations	C	**-**	(13)
Additions - intangible assets		**(12)**	(6)
Additions - property, plant and equipment		**(208)**	(189)
Sale of property, plant and equipment		**22**	24
Cash flow from investing activities		**(198)**	(184)
Free cash flow		**24**	33
Dividend paid to Chr. Hansen Holding A/S' shareholders		**(20)**	(20)
Change in financial liabilities		**(23)**	4
Change in minority interests		**(29)**	(30)
Cash flow from financing activities		**(72)**	(46)
Net cash flow for the period		**(48)**	(13)
Cash and cash equivalents at beginning of period		**175**	223
Unrealized gain/(loss) on foreign currency		**(10)**	(7)
Net cash flow for the period		**(49)**	(13)
Cash and cash equivalents at end of period		**116**	203
A Adjustments			
Depreciation and amortization		**222**	225
Change in provisions		**(1)**	9
Total		**221**	234
B Change in working capital			
Inventories		**(35)**	(13)
Receivables		**(38)**	1
Trade payables		**(34)**	(10)
Other payables		**60**	(22)
Total		**(47)**	(44)
C Acquisitions of companies and operations			
Intangible assets		**-**	(1)
Property, plant and equipment		**-**	(5)
Inventories		**-**	(2)
Receivables		**-**	(5)
Cash and cash equivalents		**-**	(1)
Net assets		**-**	(14)
Cash and cash equivalents		**-**	1
Total		**-**	(13)

The cash flow statement has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet.

DKKm	Chr. Hansen Group **YTD 2003/04**	 YTD 2002/03
1 Revenue		
Geographical segments		
Denmark	**55**	64
Europe (excl. Denmark)	**1,856**	1,769
North America	**945**	1,001
Other markets	**457**	420
Total	**3,313**	3,254
Sectors		
Ingredients Sector	**2,504**	2,472
Allergy Sector	**809**	782
Total	**3,313**	3,254

The geographical segment information above is based on customer location.

2 Extraordinary costs after tax

Extraordinary costs	**-**	(60)
Tax of extraordinary costs	**-**	20
Total	**-**	(40)

DKKm	Chr. Hansen Group **May 31, 2004**	 Aug 31, 2003	 May 31, 2003
3 Share capital			
Share capital at beginning of period	**101**	101	101
Share capital at end of period	**101**	101	101

Chr. Hansen Holding A/S holds
14,118 treasury shares

4 Equity

Change in equity for the period:

	May 31, 2004	Aug 31, 2003	May 31, 2003
Equity at beginning of period	**1,911**	1,977	1,977
Dividend paid	**-**	(20)	(20)
Net profit for the period	**47**	9	(3)
Foreign currency translation adjustments in foreign subsidiaries	**(87)**	(55)	(111)
Hedges of future transactions	**(1)**	-	(1)
Equity at end of period	**1,870**	1,911	1,842

Chr. Hansen Group

Segment information

DKKm	Ingredients 2003/04	Ingredients 2002/03	Allergy 2003/04	Allergy 2002/03	Holding/-eliminations 2003/04	Holding/-eliminations 2002/03	Chr. Hansen Group 2003/04	Chr. Hansen Group 2002/03
INCOME STATEMENT								
Revenue	**2,504**	2,472	**809**	782	**-**	-	**3,313**	3,254
Cost of sales	**(1,505)**	(1,482)	**(303)**	(310)	**12**	6	**(1,796)**	(1,786)
Gross profit	**999**	990	**506**	472	**12**	6	**1,517**	1,468
Research and development costs	**(179)**	(171)	**(169)**	(194)	**15**	15	**(333)**	(350)
Capacity costs, etc.	**(526)**	(498)	**(347)**	(318)	**(21)**	(20)	**(894)**	(836)
Operating profit/(loss) before amortization of goodwill (EBITA)	**294**	321	**(10)**	(40)	**6**	1	**290**	282
Amortization of goodwill	**(46)**	(49)	**(2)**	(2)	**-**	-	**(48)**	(51)
Operating profit/(loss) (EBIT)	**248**	272	**(12)**	(42)	**6**	1	**242**	231
Profit/(loss) from ordinary activities before tax	**195**	215	**(32)**	(61)	**(13)**	(20)	**150**	134
BALANCE SHEET								
Intangible assets	**989**	1,076	**112**	127	**-**	-	**1,101**	1,203
Property, plant and equipment	**1,372**	1,310	**260**	229	**381**	394	**2,013**	1,933
Long-term financial assets	**33**	30	**47**	74	**-**	8	**80**	112
Total fixed assets	**2,394**	2,416	**419**	430	**381**	402	**3,194**	3,248
Inventories	**652**	654	**283**	269	**-**	-	**935**	923
Receivables	**633**	663	**173**	157	**67**	12	**873**	832
Cash and cash equivalents	**54**	89	**62**	114	**-**	-	**116**	203
Total current assets	**1,339**	1,406	**518**	540	**67**	12	**1,924**	1,958
Total assets	**3,733**	3,822	**937**	970	**448**	414	**5,118**	5,206
Equity	**1,907**	1,875	**(295)**	(25)	**258**	(8)	**1,870**	1,842
Minority interests	**13**	14	**17**	21	**-**	-	**30**	35
Provisions	**62**	56	**48**	46	**74**	39	**184**	141
Long-term debt	**989**	519	**79**	82	**1,020**	535	**2,088**	1,136
Short-term debt	**762**	1,358	**1,088**	846	**(904)**	(152)	**946**	2,052
Total debt	**1,751**	1,877	**1,167**	928	**116**	383	**3,034**	3,188
Total equity and liabilities	**3,733**	3,822	**937**	970	**448**	414	**5,118**	5,206
INVESTMENTS								
Invested capital	**3,177**	3,128	**569**	543	**362**	329	**4,108**	4,000
Investments in fixed assets	**150**	136	**46**	38	**2**	10	**198**	184

GEOGRAPHICAL SEGMENTS*	Fixed assets 2004	Fixed assets 2003	Current assets 2004	Current assets 2003	Total assets 2004	Total assets 2003	Investments in fixed assets 2004	Investments in fixed assets 2003
Denmark	**1,951**	1,854	**857**	406	**2,808**	2,260	**65**	77
Europe (excl. Denmark)	**484**	546	**546**	900	**1,030**	1,446	**51**	68
North America	**690**	787	**375**	513	**1,065**	1,300	**69**	30
Other markets	**69**	61	**146**	139	**215**	200	**13**	9
Total	**3,194**	3,248	**1,924**	1,958	**5,118**	5,206	**198**	184

The geographical segment information above is based on location of assets.

evenue is stated in note 1

Invested capital	*Intangible assets, property, plant and equipment, inventories and receivables excluding provisions (deferred tax excluded), trade payables, other payables and minorities*
Operating margin before amortization of goodwill (EBITA)	*Operating profit before amortization of goodwill x 100/Revenue*
Operating margin (EBIT)	*Operating profit x 100/Revenue*
Earnings per share before amortization of goodwill (EPSAA)	*Net profit/(loss) for the period excluding extraordinary expenses and excluding amortization of goodwill/ Average number of shares*
Earnings per share (EPS)	*Net profit/(loss) for the period excluding extraordinary expenses/Average number of shares*
Cash flow per share (CFPS)	*Cash flow from operating activities excluding minority shareholders' shares/Average number of shares*
Price earnings ratio (PE)	*Share price/Earnings per share*
Net asset value per share	*Equity at period-end/Number of shares at period-end*

EPS, CFPS, PE and fully diluted key figures are calculated in accordance with "Recommendations and Ratios 1997" issued by the Danish Association of Financial Analysts.

For the calculation of fully diluted key figures, the effect of warrants issued as at May 31, 2004, has been included in equity and in the number of shares, respectively.